

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2017

<u>Via E-Mail</u>

Sabastian V. Niles
Wachtell Lipton Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re: Taubman Centers, Inc.**
> **PREC14A filed on March 31, 2017**
> **File No. 1-11530**

Dear Ms. Niles:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement filed on March 31, 2017</u>

<u>General</u>

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2. See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the proxy statement. In the latter case,

please revise to provide the required information.

3. Please provide support for all factual assertions in the proxy statement, either by submitting materials supplementally or by citing to (with specificity) publicly-available source material that can be accessed by the staff and shareholders reading your proxy statement. As an example only, we refer to the total shareholder return and other figures presented in the charts on page 5 of the proxy statement. While you reference Bloomberg as the source, there are no dates or specific cites provided to enable us to find the support for the cited information.

4. On the cover page of the proxy statement, prominently state by whom the solicitation is being made. See Rule 14a-4(a)(1) and Item 4(b)(1) of Schedule 14A.

Can I change my vote, page 19

5. Here and throughout the proxy statement where you describe the means available for a shareholder to revoke a previously-granted proxy, note that in addition to granting you a later-dated proxy, the shareholder may also grant one to the contestant in this solicitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions